Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009

TABLE OF CONTENTS

1:	Core Business	1

2:	Highlights	1

3:	Outlook and Strategy	4

4:	Overview of Financial Results	5

5:	Mines and Development Projects	10

6:	Non-GAAP Measures	22

7:	Liquidity and Capital Resources	25

8:	Capitalization	27

9:	General and Administrative Expenses	29

10:	Foreign Exchange	29

11:	Investment Income (Loss) and Interest Expense	30

12:	Investments	30

13:	Income Taxes	30

14:	Derivatives	32

15:	Contractual Commitments	34

16:	Contingencies	34

17:	Off-Balance Sheet Arrangements	34

18:	Gold and Copper Markets	34

19:	Exploration and Development	35

20:	Risks and Uncertainties	38

21:	Critical Accounting Policies and Estimates	38

22:	International Financial Reporting Standards Changeover Plan	39

23:	Controls and Procedures	39

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(United States Dollars unless otherwise specified and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”))

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.             CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian based gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metals production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Central America.

The Company plans to continue to build on its existing production base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

The Company is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: YAU).

2.             HIGHLIGHTS

Financial

Second Quarter

•      Net earnings of $9.6 million or $0.01 per share.

•      Adjusted Earnings of $95.8 million or $0.13 per share:

(In thousands of Dollars)
Net Earnings	$9,636
Stock-based compensation	4,471
Foreign exchange loss	28,541
Unrealized loss on derivatives	34,117
Future income tax expense on foreign currency translation of inter-company debt	31,779
Adjusted Earnings before income tax effects	108,547
Income tax effect of adjustments	(12,735)
Adjusted Earnings	$95,812

•      Revenues of $269.8 million.

•      Cash flow from operations before changes in non-cash working capital of $117.9 million and cash flow from operations after changes in non-cash working capital of $121.7 million.

•      Mine operating earnings of $94.9 million.

•      Agreement to divest three non-core mines: two operating mines (São Francisco and San Andrés) and a commissioning mine (São Vicente), for total consideration exceeding $240 million.

Six Months

•      Net earnings of $95.6 million or $0.13 per share.

•      Adjusted Earnings of $160.1 million or $0.22 per share.

(In thousands of Dollars)
Net Earnings	$95,632
Stock-based compensation	5,182
Foreign exchange gain	(50,260)
Unrealized loss on derivatives	81,840
Future income tax expense on foreign currency translation of inter-company debt	35,088
Adjusted earnings before income tax effects	167,482
Income tax effect on adjustments	(7,413)

Adjusted Earnings	$160,069

•      Revenues of $514.0 million.

•      Cash flow from operations before changes in non-cash working capital of $196.0 million and cash flow from operations after changes in non-cash working capital of $188.1 million.

•      Mine operating earnings of $169.8 million.

Operational

Second Quarter

•      Production of 289,574 gold equivalent ounces (“GEO”) for the quarter, including commissioning (similar to pre-commercial production under the previous accounting standards) production of 32,811 ounces from Gualcamayo and São Vicente.

•      Gold production of 244,161 ounces and silver production of 2.5 million ounces (mostly from El Peñón with a modest amount from Minera Florida).  Only silver is treated as a gold equivalent.  The Company applies an average long-term historical gold to silver ratio in the calculation of gold equivalent ounces and uses this solely for quarter-over-quarter comparative purposes only.

Contributions from each of the core mines are as follows:

Gold equivalent ounces
Chapada	40,554
El Peñón	92,016
Jacobina	27,593
Minera Florida	22,966
Fazenda Brasileiro	18,404
Gualcamayo	24,347

•      Quarter-over-quarter production increases at Minera Florida, Gualcamayo, El Peñón and Chapada of 19%, 19%, 9% and 5% respectively.

•      Continued improvement and grade reconciliation at El Peñón with production increasing to 92,000 GEO compared to 84,000 GEO in the first quarter.

•      Consistent performance at Jacobina with production in the quarter comparable to the first quarter at 27,593 ounces.

•      Cash costs from ongoing operations of $352 (excluding Gualcamayo and Alumbrera) per ounce with costs from each core mine as follows:

Cash Costs per GEO
Chapada	$260
El Peñón	$339
Jacobina	$446
Minera Florida	$414
Fazenda Brasileiro	$397
Gualcamayo (capitalized)	$414

•      Second quarter co-product cash costs declined at El Peñón by $27 per GEO and Chapada by $16 per ounce from the first quarter.

•      By-product cash costs of $213 per ounce (not including any by-product credits from Alumbrera which would further reduce by-product cash costs).

•      Co-product cash costs per pound of copper at Chapada of $0.91 per pound on production of 35.6 million pounds of copper contained in concentrate.

Six Months

•      Production of 561,056 gold equivalent ounces for the six-month period, including commissioning production ounces from Gualcamayo and São Vicente; Gold production of 474,580 ounces and silver production of 4.8 million ounces.

•      Cash costs from ongoing operations of $351 per ounce (before by-product credits).

•      Co-product cash costs per pound of copper at Chapada of $0.92 per pound on production of 70.6 million pounds of copper contained in concentrate.

•      Commissioning (pre-commercial) production at Gualcamayo of 44,830 ounces at below $450 per ounce (capitalized) with commercial production declared July 1, 2009.

Development and Exploration

•      Completed Jacobina expansion to a capacity of 6,500 tonnes per day with ore processing averaging 5,398 tonnes per day in the quarter.

•      On track for 20 million tonnes per day expansion at Chapada for completion in the third quarter of 2009, operating at an annualized rate of 17.3 million tonnes in the quarter.

•      Further to the commissioning of its expansion at Minera Florida, a plan has been developed to process historical tailings. The project is estimated to add 40,000 gold equivalent ounces annually to current expected production, for a period in excess of 6 years.

•      Construction decision for the development of its C1 Santa Luz project in Brazil and its Mercedes project in Mexico:

•      Mercedes gold-silver project — with an average annual production of 120,000 gold equivalent ounces. Production is targeted to begin in late-2012.

•      C1 Santa Luz gold project — with an average annual production of 104,000 gold ounces. Production is targeted to begin in mid-2012.

3.             OUTLOOK AND STRATEGY

The Company focused on its core assets, generating cash flow, preserving capital, maximizing cash balances and maintaining maximum flexibility across its various interests including its development stage and near development stage projects. The Company continues to be committed to prudent and disciplined growth and will continue to improve the value and returns of its various projects. It will also continue to focus on containing costs and ensuring effective management of capital expenditures.

The Company’s production plan is targeting approximately 1.1 million gold equivalent ounces in 2009, not including non-core mines under sale, an increase of 12% over 2008 and approximately 1.2 million of gold equivalent ounces in 2009 including only the attributable portion of production from non-core mines under sale. The Company continues to evaluate the further expansion of its mines and development projects as follows:

	Status	Expected Initial Annual Contribution - (GEO)	Expected Start-date

Mercedes	Construction decision made	120,000	Production targeted to begin in late-2012
C1 Santa Luz (i)	Construction decision made	130,000	Production targeted to begin in mid-2012
Pilar/Caiamar	Feasibility study underway	over 100,000	Pending
Ernesto/Pau-a-Pique	Scoping study completed	100,000	Pending
Minera Florida	Advanced plan to process historical tailings; construction decision made	40,000	Production targeted to begin in early 2012
QDD Lower West	Updated feasibility study expected fourth quarter of 2009	90,000	Pending

(i) In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces which would accelerate pay-back and average 104,000 ounces of gold per year life of mine..

The Company continues to advance the Agua Rica project and has received the environmental license early in 2009.  The Company is now advancing efforts relating to sectoral permits which are expected within 18 months. In the context of current metal prices, the Company continues to advance the prospects of a strategic partnership in respect of Agua Rica.

The Company has increased its exploration budget for 2009 by $10 million to $66 million due to the strong exploration results to date.

4.             OVERVIEW OF FINANCIAL RESULTS

Adjusted Earnings were $95.8 million or $0.13 per share for the three month periods and $160.1 million or $0.22 per share for the six month period ended June 30, 2009.

The following table presents a summarized Statement of Operations for the three-month and six-month periods ended June 30, 2009 with comparatives for the three and six-month periods ended June 30, 2008:

	Three months ended		Six months ended
(in thousands of United States Dollars; unaudited)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Revenues	$269,756	$336,938	$514,049	$692,998
Cost of sales	(120,939)	(109,921)	(240,524)	(219,886)
Depletion, depreciation and amortization	(53,370)	(50,721)	(102,338)	(100,351)
Accretion of asset retirement obligations	(572)	(1,354)	(1,373)	(2,571)

Mine operating earnings	94,875	174,942	169,814	370,190

Expenses
General and administrative	(22,991)	(23,287)	(38,953)	(39,630)
Exploration	(2,109)	(3,064)	(7,542)	(7,705)
Other	1,232	22	1,209	(3,381)

Operating earnings	71,007	148,613	124,528	319,474

Other business (expenses) income	(29,392)	(51,983)	52,167	(63,967)
Realized gain (loss) on derivatives	8,327	(25,855)	31,702	(42,766)
Unrealized (loss) gain on derivatives	(34,117)	869	(81,840)	(102,479)

Earnings before income taxes and equity earnings	15,825	71,644	126,557	110,262

Income tax (expense)	(9,950)	(38,828)	(41,729)	(35,573)
Equity earnings from Minera Alumbrera	3,764	9,273	10,804	30,519

Net Earnings	$9,639	42,089	$95,632	$105,208
Earnings Adjustments:
Stock-based compensation	4,471	2,648	5,182	2,648
Foreign exchange loss (gain)	28,541	40,522	(50,260)	42,372
Unrealized loss (gain) on derivatives	34,117	(869)	81,840	102,479
Future income tax expense (recovery) on foreign currency translation of inter corporate debt	31,779	18,918	35,088	20,424

Adjusted Earnings before income tax effects	$108,547	$103,308	$167,482	$273,131

Income tax effect of adjustments	(12,735)	(606)	(7,413)	(35,764)

Adjusted Earnings (i)	$95,812	$102,702	$160,069	$237,367

Earnings per share - basic and diluted	$0.01	$0.06	$0.13	$0.15
Adjusted Earnings per share (i)	$0.13	$0.15	$0.22	$0.35

(i)   A cautionary note regarding non-GAAP measures is included in Section 6

Net earnings for the three months ended June 30, 2009 were $9.6 million or $0.01 basic per share, compared with net earnings of $42.1 million or $0.06 basic per share for the second quarter in 2008.  The impact to net earnings is due to lower mine operating earnings with a decrease of 46%, an unrealized loss on derivatives of $34.1 million and a foreign exchange loss of $28.5 million.

Revenues were $269.8 million in the quarter compared with $336.9 million for the quarter ended June 30, 2008.  Revenues for the six months ended June 30, 2009 were $514.0 million compared to the $693.0 million for the six-month period ended June 30, 2008. The decline in revenue was mainly driven by lower prices for copper and silver. Compared with the second quarter of 2008, realized prices for the quarter were higher by 3% for gold, and lower by 46% for copper and 18% for silver. Revenue from non-precious metals represented less than 26% of total revenues in the second quarter, and will decline as precious metals production increases for the balance of 2009 and thereafter. Gold sales were approximately 15,000 gold equivalent ounces less than production in the second quarter and these ounces will be sold in the third quarter.

Second quarter margin increased by 18% on a per GEO basis from that of the first quarter.  Significant contributors to the increase in margin were the Chapada and El Peñón Mines as a result of our continued focus on cost control measures and margin maximization. This is a significant increase compared to a 2% increase in the average spot price for gold for the same period.

The average prices of gold, copper and silver for the second quarter of 2009 and 2008 are:

	Realized Prices		Market Prices
For the quarter ended June 30,	2009	2008	2009	2008
Gold (per oz.)	$922	$893	$922	$896
Copper (per lb.)	$2.06	$3.81	$2.27	$3.84
Silver (per oz.)	$14.03	$17.2	$13.76	$17.18

Realized prices compared to market prices for copper may vary due to the timing and frequency of shipments and the final pricing of concentrate in periods subsequent to the recording of the sale.

The average realized price of copper from Chapada was $2.06 per pound for the quarter, compared with the average realized price of $3.81 per pound in the same quarter of 2008. The average realized price excludes the impact of unrealized mark-to-market adjustments on unsettled concentrate sales.

Revenues for the quarter are:

For the quarter ended June 30, 2009	Quantity Sold		Realized Price	Revenues (in ‘000s)
Gold (i)	197,474	oz.	$922	$182,094
Copper (i)	45,174,498	lbs.	$2.06	93,202
Silver	2,422,661	oz.	$14.03	33,979
Gross revenues				$309,275
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(6,223)
- Sales taxes				(3,957)
- Mark-to-market adjustments (ii)				1,003
- Metal price adjustments related to concentrate revenues				5,146
- Other revenue adjustments				1,623
- Revenues related to Alumbrera (iii)				(37,111)
Revenues				$269,756

(i)       Includes payable copper and payable gold contained in concentrate from Chapada and Alumbrera.

(ii)      Mark-to-market adjustments include a positive adjustment of $4.3 million on second quarter invoices and a negative adjustment of $3.3 million on prior period invoices.

(iii)     Alumbrera is accounted for as an equity investment.

Cost of sales for the quarter was $120.9 million compared with $110.0 million in the second quarter of 2008 and $119.6 million in the first quarter of 2009. The following table provides a reconciliation of the co-product cash costs to the cost of sales of the quarter:

For the quarter ended June 30, 2009	Gold Ounces or Pounds of Copper Sold		Co-product Cash Cost per unit	Total (in’000s)
Chapada – Gold	35,958	oz.	$260	$9,334
Chapada – Copper	34,200,982	lbs.	0.91	31,221
El Peñón (GEO) (i)	89,164	oz.	339	30,247
Jacobina	25,076	oz.	446	11,181
Minera Florida (GEO) (i)	23,455	oz.	414	9,716
Fazenda Brasileiro	16,090	oz.	397	6,391
São Francisco	20,285	oz.	668	13,546
San Andrés	15,801	oz.	437	6,903
Alumbrera - gold	15,693	oz.	496	7,784
Alumbrera - copper	10,973,516	lbs.	1.83	20,082
				$146,405
Add (deduct):
- Inventory and other non-cash adjustments				2,783
- Chapada concentrate treatment and refining charges				(6,223)
- Other commercial costs				2,818
- Overseas freight for Chapada concentrate				3,023
- Alumbrera cash costs - gold (ii)				(7,784)
- Alumbrera cash costs - copper (ii)				(20,083)
Cost of Sales				$120,939

(i)   Gold ounces reported are gold equivalent ounces for El Peñón and Minera Florida.

(ii)  Alumbrera is accounted for as an equity investment

Depletion, Depreciation and Amortization (“DDA”) expense for the quarter was $53.4 million compared with $50.7 million in the second quarter of 2008. The average DDA expense was $219 per GEO and $0.12 per pound of copper sold in the quarter, compared with $186 per GEO and $0.13 per pound of copper sold in the second quarter of 2008, and $201 per GEO sold in the first quarter of 2009.

Other business expenses were $29.4 million, including foreign exchange losses of $28.5 million, compared with expenses of $52.0 million in the second quarter of 2008. The reduction in the exchange losses was the result of the US Dollar strengthening less in the second quarter of 2009 compared to the second quarter of 2008 compared to the currencies in which the Company’s mine operates.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $3.8 million for the quarter, compared with $9.3 million attributable to the Company in the quarter ended June 30, 2008.  Earnings at Alumbrera were negatively impacted in the quarter by lower copper prices.

Cash and cash equivalents as at June 30, 2009 were $94.4 million compared to $96.5 million as at March 31, 2009. The cash inflows from operating activities were $121.7 million for the current quarter.

The table below presents selected quarterly financial and operating data:

(in thousands of United States Dollars)	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008

Financial results
Revenues (i)	$269,756	$244,293	$114,144	$247,465
Mine operating earnings (loss)	$94,875	$74,939	$(51,787)	$44,370
Net earnings for the period	$9,639	$85,993	$179,365	$150,199
Adjusted Earnings (iii)	$95,812	$58,378	$36,630	$31,502
Cash flow from operating activities	$121,662	$66,390	$103,375	$81,633
Cash flow from operating activities (before changes in non-cash working capital items) (iii)	$117,936	$78,039	$45,911	$90,785
Cash flow from (to) investing activities	$(132,211)	$(111,594)	$(145,222)	$(135,898)
Cash flow from (to) financing activities	$2,559	$(28,726)	$93,540	$(53,683)

Per share financial results
Basic earnings per share	$0.01	$0.12	$0.25	$0.21
Diluted earnings per share	$0.01	$0.12	$0.25	$0.21
Adjusted Earnings per share (iii)	$0.13	$0.08	$0.05	$0.05

Financial Position
Cash and cash equivalents	$94,375	$96,461	$170,137	$125,636
Total assets	$9,421,659	$9,323,552	$9,337,353	$9,222,513
Total long-term liabilities	$2,368,298	$2,347,353	$2,419,639	$2,616,937

Production
Commercial gold equivalent ounces produced	256,763	239,859	254,774	235,406
Commissioning gold equivalent ounces produced	32,811	31,623	—	—
Total gold equivalent ounces produced (ii)(iv)	289,574	271,482	254,774	235,406
Total gold equivalent ounces produced excluding 12.5% equity interest in Alumbrera (iv)	273,945	255,737	233,860	223,945

Co-product cash costs per gold equivalent ounce produced (iii) (iv)	$394	$379	$383	$454
Co-product cash costs per gold equivalent ounce produced, excluding 12.5% equity interest in Alumbrera (iii) (iv)	$387	$383	$388	$447
Co-product cash costs per gold equivalent ounce produced, excluding non-core mines under sale and Alumbrera (v)	$352	$351	$368	$406
Chapada copper contained in concentrate production (millions of lbs)	35.6	35.0	36.8	34.9
Chapada co-product cash costs per pound of copper	$0.91	$0.93	$0.90	$1.19

Gold Equivalent Ounces Breakdown
Total gold ounces produced	244,161	230,419	210,620	189,776
Commercial gold ounces produced	211,350	198,796	210,620	189,776
Silver ounces produced (millions of ounces)	2.5	2.3	2.4	2.5

Sales
Total gold sales (ounces) (ii)	230,273	220,709	186,652	185,381
Commercial gold sales (ounces)	197,474	194,465	186,652	185,381
Gold equivalent ounces sales	274,321	264,253	225,866	228,121
Chapada payable copper contained in concentrate sales (millions of lbs)	34.2	32.4	30.1	33.4
Silver sales (millions of ounces)	2.4	2.4	2.2	2.3
Average realized gold price per ounce (i)	$922	$906	$789	$861
Chapada average realized copper price per lb (excluding derivative contracts)	$2.06	$1.53	$1.59	$3.45
Average realized silver price per ounce (i)	$14.03	$12.59	$10.20	$14.56

(in thousands of United States Dollars)	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007

Financial results
Revenues (i)	$336,938	$356,060	$218,598	$199,693
Mine operating earnings	$174,942	$195,248	$76,610	$124,936
Net earnings for the period	$42,089	$63,119	$47,109	$29,950
Adjusted Earnings (iii)	$102,702	$134,665	$35,221	$65,553
Cash flow from operating activities	$135,626	$8,041	$145,808	$55,354
Cash flow from operating activities (before changes in non-cash working capital items) (iii)	$180,698	$108,173	$28,033	$104,978
Cash flow to investing activities	$(154,931)	$(123,664)	$(535,865)	$(75,549)
Cash flow from (to) financing activities	$47,662	$44,060	$601,434	$(1,273)

Per share financial results
Basic earnings per share	$0.06	$0.09	$0.08	$0.08
Diluted earnings per share	$0.06	$0.09	$0.08	$0.08
Adjusted Earnings per share (iii)	$0.15	$0.20	$0.06	$0.18

Financial Position
Cash and cash equivalents	$238,377	$213,916	$284,894	$66,944
Total assets	$10,151,232	$9,929,098	$9,895,924	$2,516,995
Total long-term liabilities	$3,588,874	$3,499,390	$3,469,659	$489,585

Production
Commercial gold equivalent ounces produced	257,497	235,220	209,092	131,366
Co-product cash costs per gold equivalent ounces produced (iii) (iv)	$333	$371	$352	$322
Co-product cash costs per gold equivalent ounces produced, excluding 12.5% equity interest in Alumbrera (iv)	$322	$374	$358	$322
Co-product cash costs per gold equivalent ounce produced, excluding non-core mines under sale and Alumbrera (v)	$273	$337	$331	$299

Chapada copper contained in concentrate production (millions of lbs)	36.6	31.0	30.5	33.5
Chapada co-product cash costs per lb of copper	$0.98	$1.02	$0.78	$0.71

Sales
Gold sales (ounces)	207,836	201,151	186,306	128,056
Gold equivalent sales (ounces)	262,864	245,954	186,306	128,056
Chapada payable copper contained in concentrate sales (millions of lbs)	35.2	33.2	28.4	33.0
Silver sales (millions of ounces)	2.9	2.4	1.8	—

Average realized gold price per ounce (i)	$893	$927	$795	$686
Chapada average realized copper price per lb (excluding derivative contracts)	$3.81	$3.64	$3.19	$3.54
Average realized silver price per ounce (i)	$17.20	$17.83	$14.14	$—

(i)   Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.

(ii)  Including commissioning gold ounces from Gualcamayo and São Vicente produced or sold.

(iii) A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(iv) Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio which is a three-year historical average and is used and presented solely for quarter-over-quarter comparative purposes only.

(v)   Non-core mines under sale include the San Andrés, São Francisco and São Vicente mines.

5.             MINES AND DEVELOPMENT PROJECTS

OVERVIEW OF OPERATING RESULTS

For the three months ended June 30

During the second quarter of 2009, the Company produced 289,574 gold equivalent ounces, an increase of 12% over the total production of 257,497 ounces during the second quarter of 2008.

Total production for the quarter included 32,811 ounces of gold from Gualcamayo and São Vicente, both of which were in the commissioning phase. The Company continued to capitalize the expenditures incurred at the two mines net of the revenues realized from the sales of commissioning production of gold.

Subsequent to the quarter, the Company declared completion of commissioning at the Gualcamayo mine and capitalization of carrying costs ceased on July 1, 2009 as the operations at this mine reached a sustainable level of commercial production. Due to changes in accounting standards, activities/production prior to commercial production are referred to “commissioning” rather than the previous terminology of “pre-commercial”.

Copper production of 35.6 million pounds from Chapada for the quarter was 3% lower than the production in the second quarter of 2008. Production of copper concentrate at Chapada also decreased by 3% from the same quarter of 2008. The decrease in copper production is due to expected lower copper grades partially offset by an increase in throughput. Including the attributed production from Alumbrera, total production of copper was 46.5 million pounds and copper concentrate 80,518 tonnes, compared with 44.8 million pounds of copper and 79,039 tonnes of copper concentrate in the three months ended June 30, 2008.

Average co-product cash costs for the three-month period ended June 30, 2009 were $352 per gold equivalent ounce from ongoing operations. Average co-product cash costs for commercial production excluding Alumbrera were $387 per gold equivalent ounce, and including Alumbrera were $394 per gold equivalent ounce.

Co-product cash costs per pound of copper were $0.91 per pound for the period ended June 30, 2009 from Chapada, compared with $0.98 per pound for the period ended June 30, 2008. Lower cash costs reflect a focus on cost control and a more favourable average exchange rate of the United States Dollar versus the Brazilian Real. Co-product cash costs for the three-month period including the Company’s interest in Alumbrera were $1.13 per pound, compared with $1.24 per pound for the second quarter of 2008.

The following table summarizes the production by mine for the second quarter 2009 with comparatives:

	June 30, 2009		March 31, 2009		June 30, 2008
For the three months ended	Gold Equivalent Ounce (GEO)	Co-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	Co- product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	Co- product Cash Costs per GEO ($) (i)

Chapada	40,554	260	38,552	276	41,959	345
El Peñón (iv)	92,016	339	84,351	366	113,150	284
Jacobina (ii)	27,593	446	27,078	400	18,581	(252)
Minera Florida (iv)	22,966	414	19,302	358	14,071	471
Fazenda Brasileiro	18,404	397	20,010	361	25,545	376
São Francisco	22,523	668	20,223	619	16,669	667
San Andrés	17,078	437	14,598	472	12,619	642
Rossi (40% interest)	—	—	—	—	1,281	861
	241,134	387	224,114	383	243,875	317
Alumbrera (12.5% interest)	15,629	496	15,745	316	13,623	539
Total commercial production	256,763	394	239,859	379	257,498	329
Gualcamayo	24,347		20,483		—
São Vicente	8,464		11,140		—
Total commissioning production	32,811		31,623		—

Total production	289,574		271,482		257,498

Total commercial production from ongoing operations (excluding Alumbrera) (iii)	201,533	352	189,293	351	213,306	273

(i)             A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)          Jacobina co-product cash costs for the second quarter of 2008 included the insurance proceeds on the reimbursement of lost margins from a sill pillar failure that occurred in 2007 and are therefore not representative.

(iii)       Ongoing operations exclude production from the São Francisco, San Andrés and São Vicente mines.

(iv)      Gold production: El Peñón - 44,211 ounces; Minera Florida - 20,358 ounces

Silver production: El Peñón - 2.4 million ounces;  Minera Florida - 0.1 million ounces

Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average long-term historical gold to silver ratio which is a three-year historical average and is used and presented solely for quarter-over-quarter comparative purposes only.

For the six months ended June 30

During the first half of 2009, the Company produced 561,056 gold equivalent ounces, an increase of 14% over the total production of 492,718 ounces during the same period of 2008.

Total production included 64,434 ounces of gold from Gualcamayo and São Vicente, both of which were in the commissioning phase during the first six months of 2009.

Copper production of 70.6 million pounds from Chapada for the six months was 4% higher than the production in the same period of 2008. Production of copper concentrate at Chapada increased by 5% over the same six-month period of 2008. Including the attributed production from Alumbrera, total production of copper was 91.7 million pounds and copper concentrate 158,910 tonnes, compared with

85.8 million pounds of copper and 150,376 tonnes of copper concentrate in the six months ended June 30, 2008.

Average co-product cash costs for the 6 month period ended June 30, 2009 were $351 per gold equivalent ounce from ongoing operations. Average co-product cash costs from non-core mines under sale were $563 per ounce including Sao Francisco at $645 per ounce. Average co-product cash costs for commercial production excluding Alumbrera were $385 per gold equivalent ounce, and including Alumbrera were $387 per gold equivalent ounce.

Co-product cash costs per pound of copper were $0.92 per pound for the period from Chapada, compared with $1.00 per pound for the period ended June 30, 2008. The decrease in co-product cash costs resulted from lower costs incurred and a favourable average exchange rate of the United States Dollar versus the Brazilian Real. Co-product cash costs for the six-month period including the Company’s interest in Alumbrera were $1.09 per pound, compared with $1.23 per pound for the first half of 2008.

The following table summarizes the production by mine for the six months of 2009 with comparatives:

	June 30, 2009		June 30, 2008
For the six months ended	Gold Equivalent Ounce (GEO)	Co-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	Co-product Cash Costs per GEO ($) (i)
Chapada	79,106	268	78,898	343
El Peñón (iv)	176,367	352	211,023	281
Jacobina (ii)	54,671	423	31,282	75
Minera Florida (iv)	42,268	389	30,906	391
Fazenda Brasileiro	38,414	378	48,605	422
São Francisco	42,746	645	35,790	616
San Andrés	31,676	453	21,316	656
Rossi (40% interest)	—	—	4,222	661
	465,248	385	462,042	347
Alumbrera (12.5% interest)	31,374	409	30,676	439
Total commercial production	496,622	387	492,718	352

Gualcamayo	44,830		—
São Vicente	19,604		—
Total commissioning production	64,434		—
Total production	561,056		492,718
Total commercial production from ongoing operations (excluding Alumbrera) (iii)	390,826	351	400,714	303

(i)    A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)   Jacobina co-product cash costs for the second quarter of 2008 included the insurance proceeds on the reimbursement of lost margins from a sill pillar failure that occurred in 2007 and are therefore not representative.

(iii)  Ongoing operations exclude production from São Francisco, San Andrés and São Vicente mines.

(iv)  Gold production: El Peñón - 95,290 ounces; Minera Florida - 36,869 ounces

Silver production: El Peñón - 4.5 million ounces;  Minera Florida - 0.3 million ounces

Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average long-term historical gold to silver ratio which is a three-year historical average and is used and presented solely for quarter-over-quarter comparative purposes only.

CHAPADA

	For the three months ended		For the six months ended
Operating Statistics	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Production
Concentrate (tonnes)	61,785	63,702	122,167	116,836

Gold contained in concentrate production (ounces)	40,554	41,959	79,106	78,898

Copper contained in concentrate (millions of pounds)	35.6	36.6	70.6	67.6
Co-product cash costs per oz of gold produced (i)	$260	$345	$268	$343
Co-product cash costs per lb of copper produced (i)	$0.91	$0.98	$0.92	$1.00

Ore mined (tonnes)	4,630,704	3,751,388	8,705,163	6,502,562
Ore processed (tonnes)	4,302,440	3,642,010	8,654,473	6,839,423

Gold ore grade (g/t)	0.42	0.48	0.40	0.48
Copper ore grade (%)	0.43	0.50	0.42	0.50

Concentrate grade - gold (g/t)	20.5	20.7	20.1	21.2
Concentrate grade - copper (%)	26.2%	25.6	26.2%	26.0

Gold recovery rate (%)	70.0%	73.6	70.7%	74.1
Copper recovery rate (%)	88.4%	90.7	88.5%	90.0

Sales
Concentrate (tonnes)	67,291	62,189	132,502	120,975
Payable gold contained in concentrate (ounces)	35,958	46,761	60,594	93,562
Payable copper contained in concentrate (millions of pounds)	34.2	35.2	66.6	68.4

Depletion, depreciation and amortization per gold ounce sold	$48	$42	$64	$47
Depletion, depreciation and amortization per copper pound sold	$0.12	$0.13	$0.13	$0.15

(i)          A cautionary note regarding non-GAAP measures is included Section 6 in this Management’s Discussion and Analysis.

Chapada produced a total of 40,554 ounces of gold contained in concentrate in the quarter, compared with 38,552 ounces and 41,959 ounces of gold in concentrate, in the first quarter of 2009 (representing an increase of more than 5%) and second quarter of 2008, respectively although an expansion was planned in later years to compensate for expected grade reduction. The original design of the Chapada mine was for a throughput annual rate of 16 million tonnes.  In the second quarter, the mine operated at an annualized rate of 18.5 million tonnes and the plant at 17.2 million tonnes.  Over the past year, copper contained in concentrate has remained constant at 35-36 million pounds per quarter despite a 12% decline in copper ore grade while achieving a 10% reduction in co-product copper cash costs.  During the quarter, the SAG mill conveyors were updated, the tailings line was revamped and a new pebble crusher and new stacker were installed. Chapada is expected to complete the first phase of the expansion to 20 million tonnes per year in the third quarter of 2009. The Company continues to evaluate an expansion plan to 24 million tonnes per year but is also evaluating the merits of using the existing plant for throughput of 22 million tonnes, thereby not requiring any further expansion.

Tonnage of ore mined increased by 6% and tonnage processed was 7% higher than the same quarter of 2008. A more favourable exchange rate for the United States Dollar versus the Brazilian Real and higher production also contributed to lower cash cost per gold ounce and per pound of copper.

Production of copper at Chapada was 35.6 million pounds in the second quarter. This compared with 36.6 million pounds of copper contained in concentrate during the comparable periods in 2008.

As part of the expansion plan, the construction of a separate pyrite circuit is expected to improve gold and copper recoveries and will result in further gold and copper production from material that would otherwise be sent to tailings.

Co-product cash costs for the quarter were $260 per gold ounce and $0.91 per pound of copper which compare favourably to $345 per ounce and $0.98 per pound for the same quarter of 2008.

Total revenue for the quarter net of sales taxes and treatment and refining costs was $101.3 million. Revenue includes positive mark-to-market adjustments of $1.0 million. Final and provisional pricing settlements in the quarter were $5.1 million ($6.1 million — metal price and quantities adjustments, $1.0 million — quantity adjustments), representing an increase in revenue from increasing copper prices during the quarter vis-à-vis the first quarter of 2009.

Associated overseas transportation costs were approximately $3.0 million compared with $4.2 million and $4.1 million for second quarter of 2008 and first quarter of 2009, respectively.

Total production at Chapada for 2009 is expected to be between 150,000 to 165,000 ounces of gold and 145 to 150 million pounds of copper.

EL PEÑÓN

	For the three months ended		For the six months ended
Operating Statistics	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Production
Gold equivalent (ounces)	92,016	113,150	176,367	211,023
Gold production (ounces)	49,211	60,705	95,290	115,314
Silver production (ounces)	2,354,295	2,736,065	4,459,244	5,065,841

.
Cash costs per gold equivalent ounce produced (i)	$339	$284	$352	281

Ore mined (tonnes)	326,825	291,048	628,202	544,697
Ore processed (tonnes)	306,503	291,664	618,740	533,441

Gold ore grade (g/t)	5.44	7.04	5.24	7.29
Silver ore grade (g/t)	275.4	331.37	257.2	331.02

Gold recovery rate (%)	91.5	88.4	91.0	90.7
Silver recovery rate (%)	87.1	84.6	87.2	87.9

Sales
Gold sales (ounces)	48,273	61,220	99,619	115,201
Silver sales (ounces)	2,249,015	2,736,270	4,604,583	4,988,002

Depletion, depreciation and amortization per gold equivalent ounce sold	$291	$279	$273	$286

(i)          A cautionary note regarding non-GAAP measures is included Section 6 in this Management’s Discussion and Analysis.

El Peñón produced 92,016 gold equivalent ounces during the second quarter, compared with 113,150 gold equivalent ounces and 84,351 gold equivalent ounces produced in the second quarter of 2008 and first quarter of 2009, respectively. Due to the nature of the ore body at El Peñón, the grade is subject to short term variation.  The grade in the second quarter increased 8% from the prior quarter although below the grade in the second quarter of 2008.  For the third quarter the grade is expected to be approximately 6 g/t, which would represent an increase of 10% over the second quarter of 2009.

Cash costs were $339 in the quarter ended June 30, 2009, compared with $284 per ounce in the second quarter in 2008 and $366 per ounce in the first quarter of 2009. This represents a decrease in costs from the first quarter of 7.3% and an increase in costs of 19% over the prior year period.  The average Chilean peso exchange rate compared to the US Dollar for the second quarter strengthened 7% compared to the first quarter and weakened 14% compared to the prior year comparative quarter.

The Company had targeted production of approximately 435,000 gold equivalent ounces in 2009, although the grade variation in the first half has mitigated efforts to achieve this production level. The Company has undertaken a plan to improve grade control and dilution, increase capacity and develop newer higher grade veins. As a result, production is now expected to be approximately 405,000 GEO for 2009.

The 2009 exploration budget for 2009 has been increased by $2.7 million to $15.3 million due to the strong exploration results in the North Block achieved year-to-date.

JACOBINA

	For the three months ended		For the six months ended
Operating Statistics	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Production
Gold production (ounces)	27,593	18,581	54,671	31,282

Cash costs per ounce produced (i)	$446	$(252)	$423	$75

Ore mined (tonnes)	485,807	367,440	955,749	683,106
Ore processed (tonnes)	491,215	331,816	947,802	532,567

Gold Grade (g/t)	1.90	1.92	1.96	1.98

Gold Recovery rate (%)	92.2	90.6	91.4	92.4

Sales
Gold sales (ounces)	25,076	16,427	55,776	29,800

Depletion, depreciation and amortization per gold ounce sold	$332	$263	$295	$265

(i)          A cautionary note regarding non-GAAP measures is included Section 6 in this Management’s Discussion and Analysis.

(ii)      Jacobina co-product cash costs for the second quarter of 2008 included the insurance proceeds on the reimbursement of lost margins from a sill pillar failure that occurred in 2007.

Production at Jacobina was 27,593 ounces of gold in the second quarter, more than 50% of the production of 18,581 ounces in the second quarter of 2008 and 2% higher than the first quarter of 2009. The increase in production from the first quarter of 2009 was mainly due to improvement in mine planning, expansion of the processing plant and milling capacity, increased development work, increased number of working stopes and the benefits from additional infill drilling to improve the reliability of the mining plan. Higher tonnage processed of 7.6% contributed to higher production in the quarter compared with the first quarter of 2009.

The recovery rate at Jacobina for the second quarter was 92.2% compared to 90.6% for the second quarter of 2008. The Company continues to modify the leaching cycle in order to improve recoveries which have trended upwards since the start-up of higher throughput levels. Recovery rates are expected to reach 94% in the second half of the year as leach tank capacity reaches planned levels with the addition of two tanks in the second quarter.

Cash costs averaged $446 per ounce of gold for the second quarter. Cash costs in the second quarter of 2008 included insurance proceeds received in the period on the reimbursement of lost margins from a sill pillar failure that occurred in 2007 and as such are not comparable.

The Company achieved a daily average throughput of approximately 5,400 tonnes per day during the second quarter. The planned average for 2009 is 5,700 tonnes per day. The Company has completed its expansion of the plant capacity at Jacobina to a capacity level of 6,500 to 7,000 tonnes per day. The Company remains on track to increase the mining rate from developed stopes and expects to produce approximately 115,000 to 125,000 ounces of gold in 2009 based on an average plant feed of 5,700 tonnes per day.

GUALCAMAYO

Commissioning period production was 24,347 ounces of gold in the second quarter and 44,830 for the first half of 2009. At the end of the quarter, inventories in circuit and in process were 11,215 ounces of gold. Completion of commissioning occurred on June 30, 2009. Expected commercial production for 2009 (third and fourth quarter) is approximately 75,000 ounces of gold.

For the six months ended June 30, 2009, capital expenditures on assets under construction were $65.3 million, which included expenditures of $67.4 million, capitalized interest of $8.3 million, capitalized inventory of $9.0 million net of credits of $19.4 million from net earnings related to the sales of the production of gold during commissioning.

Commercial production includes only ounces produced from the main Quebrada del Diablo (“QDD”) open pit.  During commissioning, the Company determined that the satellite ore bodies at Amelia Ines and Madgalena (“AIM”) had the effect of suppressing gold recovery from QDD ore. The Company has decided to focus on mining, processing and recovery efficiencies at the QDD operations.  In the meantime, the Company will evaluate how to improve recovery from the AIM ore. Most of the production at Gualcamayo will be from the main QDD open pit operation. The Company is also evaluating development of QDD Lower West which is the third area of mineralization at Gualcamayo.

MINERA FLORIDA

	For the three months ended		For the six months ended
Operating Statistics	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Production
Gold equivalent (ounces)	22,966	14,071	42,268	30,906
Gold production (ounces)	20,358	12,112	36,869	26,155
Silver production (ounces)	143,447	102,213	296,951	252,537

Cash costs per gold equivalent ounce produced (i)	$414	$471	$389	$391

Ore mined (tonnes)	178,860	110,021	353,198	213,975

Gold grade (g/t)	4.06	3.9	4.02	4.31
Silver ore grade (g/t)	33.20	38.28	38.84	49.15

Gold recovery rate (%)	82.9	84.2	82.4	84.4
Silver recovery rate (%)	69.8	72.5	68.3	71.8

Sales
Gold sales (ounces)	20,298	12,443	34,681	26,205
Silver sales (ounces)	173,646	132,742	212,985	291,133

Depletion, depreciation and amortization per gold equivalent ounce sold	$327	$193	$286	$174

(i)          A cautionary note regarding non-GAAP measures is included Section 6 in this Management’s Discussion and Analysis.

The mine produced a total of 22,966 gold equivalent ounces in the second quarter compared with 14,071 gold equivalent ounces and 19,302 gold equivalent ounces, in the second quarter of 2008 and first quarter of 2009, respectively. The increase in production for the second quarter compared to the first quarter was 19%.  The significant increase year over year is due to the completion of the expansion project at Minera Florida. Production for the first half of 2009 is 42,268 gold equivalent ounces compared to 30,906 gold equivalent ounces in 2008. Production for the second quarter was consistent with budget expectations and is expected to increase progressively quarter-over-quarter throughout the year.

The production increase was a result of the expansion completed in the first quarter of 2009. The Company expects to produce approximately 105,000 to 110,000 gold equivalent ounces in 2009. Minera Florida has the potential to increase annual production toward a target of up to 120,000 gold equivalent ounces beginning in 2010 with a change in the mining method to accommodate the completed expansion and more effectively mine in narrower veins.

Cash costs for the second quarter were $414 per gold equivalent ounce compared with $471 per gold equivalent ounce in the same quarter in 2008 and $358 per gold equivalent ounce in the first quarter of 2009.

Depletion expense for the second quarter was $327 per gold equivalent ounce sold, compared with $193 per gold equivalent ounce in the same quarter of 2008 and $225 per gold equivalent ounce in the first quarter of 2009. Higher depletion expense per ounce sold was due to the depletion of the expansion assets that began in the quarter for the ounces which have not yet reached the budget level.

In addition, the mine produced 1,420 tonnes of zinc in the quarter and 2,509 tonnes in the six-month period ended June 30, 2009.  In the second quarter of 2008, production of zinc was 780 tonnes. Zinc is accounted for as a by-product.

The Company has advanced a new plan to process historical tailings at Minera Florida.  The Company has made a construction decision. Implementation of the project and ramp up is estimated to be achieved with 24 months. The project would add another 40,000 GEO to current expected production at Minera Florida beginning in early 2012.

The Company’s exploration efforts at and around the mine have focused on the delineation of the newly discovered Centenario and Polvorin deposits containing higher grades than the current mine grades. Drilling will continue through the third quarter and a resource estimate for these new targets is expected to be completed in the fourth quarter of this year. The 2009 exploration budget for Minera Florida has been increased by $2.4 million in order to further pursue these opportunities.

OTHER MINES

The following table presents key operating data for the other mining operations:

	For the three months ended		For the six months ended
Operating Statistics	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

FAZENDA BRASILIERO
Production
Gold production (ounces)	18,404	25,545	38,414	48,605
Cash costs per ounce produced (i)	$397	$376	$378	$422
Ore mined (tonnes)	299,372	280,870	581,013	567,560
Ore processed (tonnes)	294,878	287,772	580,034	571,064
Gold Grade (g/t)	2.16	2.96	2.26	2.83
Gold recovery rate (%)	90.1	93.3	91.1	93.5

Sales
Gold sales (ounces)	16,090	27,936	40,393	52,336

Depletion, depreciation and amortization per gold ounce sold	$149	$112	$135	$101

ALUMBRERA (12.5% interest)
Production
Concentrate (tonnes)	18,733	15,337	36,743	33,540
Gold production (ounces)	2,268	1,679	4,438	3,500
Gold production in concentrate (ounces)	13,361	11,944	26,936	27,176
Total gold produced	15,629	13,623	31,374	30,676
Copper contained in concentrate (millions of pounds)	10.9	8.2	21.07	18.1
Co-product cash costs per ounce of gold produced (i)	$496	$539	$409	$439
Co-product cash costs per pound of copper produced (i)	$1.83	$2.44	$1.66	$2.18
Ore mined (tonnes)	983,607	649,298	1,709,937	1,069,671
Gold ore grade (g/t)	0.53	0.47	0.56	0.55
Copper ore grade (%)	0.47	0.42	0.49	0.45
Gold recovery rate (%)	73.1	77.3	73.1	75.2
Copper recovery rate (%)	83.5	76.6	82.5	77.9

Sales
Payable gold contained in concentrate (ounces)	13,423	13,757	25,578	25,549
Gold doré sales (ounces)	2,270	929	4,934	3,088
Total gold sales (ounces)	15,693	14,686	30,512	28,637
Payable copper contained in concentrate (millions of pounds)	11.0	9.1	19.7	16.9

(i)          A cautionary note regarding non-GAAP measures is included Section 6 in this Management’s Discussion and Analysis.

Gold production from all other mines was 73,634 gold equivalent ounces during the second quarter compared with 68,456 gold equivalent ounces during the same quarter in 2008. Increased production from San Andrés and São Francisco has offset the absence of attributable production from Rossi and lower production from Fazenda Brasileiro and Alumbrera. The Company’s 40% interest in Rossi was divested in the fourth quarter of 2008.

Fazenda Brasileiro produced 18,404 ounces of gold in the quarter ended June 30, 2009. This compares to 25,545 ounces of gold during the same quarter in 2008.  Production was lower due to a lower gold grade being realized.  The grade is expected to increase from 2.16g/t in the second quarter to 2.48 g/t in the fourth quarter.

The Company’s interest in Alumbrera is reported as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera of $3.8 million and $10.8 million for the three-month and six-month periods ended June 30, 2009.

NON-CORE MINE DISPOSITIONS

On June 9, 2009, the Company entered into an agreement to sell three of the Company’s non-core operating mines for total consideration exceeding $240 million in a combination of cash, shares, secured promissory notes and deferred payments. One of the mines is in Honduras and two are in Brazil. Cumulative cash costs of these mines for the quarter at $568 per ounce including $668 per ounce at São Francisco, which significantly exceeded costs per ounce of the core mines. The disposition is part of a core philosophy the Company adopted in 2008 to focus on higher value, lower cost production.

The sale transaction is structured in two parts to accommodate jurisdiction-related regulatory requirements. The first part which relates to the sale of San Andrés is expected to close in the third quarter of 2009 at which time Yamana will receive total consideration of approximately $77.0 million of which approximately $36.0 million is in cash. The second part which relates to the sale of São Francisco and São Vicente is expected to close in approximately nine months.

The Company has two common directors with the purchaser, both of whom recused themselves from participating in the decisions and voting matters with respect to this transaction.

Subsequent to the transaction, assuming all the conditions of the agreement are met, the Company expects to hold approximately 12% of the outstanding common shares of the purchaser (Aura Minerals Inc.) which it will account for as an available-for-sale investment.

The transaction is subject to customary closing conditions. The Company does not expect to record a material gain or loss on closing of this transaction.

Readers are encouraged to read Note 7 in the interim consolidated financial statements for the period ended June 30, 2009 for selected financial information relating to the disposition.

Operating results for mines being disposed of:

Operating Statistics	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

SAN ANDRÉS
Production
Gold production (ounces)	17,078	12,619	31,676	21,316
Cash costs per ounce produced (i)	$437	$642	$453	$656
Ore mined (tonnes)	786,097	813,123	1,684,797	1,502,062
Gold Grade (g/t)	0.95	0.61	0.90	0.59
Gold recovery rate (%)	71.5	79.8	64.5	73.6

Sales
Gold sales (ounces)	15,801	12,217	30,565	20,792

Depletion, depreciation and amortization per gold ounce sold	$53	$53	$53	$57

SÃO FRANCISCO
Production
Gold production (ounces)	22,523	16,669	42,746	35,790
Cash costs per ounce produced (i)	$668	$667	$645	$616
Ore mined (tonnes)	1,570,558	1,925,163	3,033,569	3,801,038
Gold Ore Grade (g/t)	0.68	0.56	0.67	0.55
Gold recovery rate (%)	63.3	54.0	64.3	59.5

Sales
Gold sales (ounces)	20,285	14,916	39,799	38,313

Depletion, depreciation and amortization per gold ounce sold	$123	$64	$124	$107

A total of 22,523 ounces of gold were produced from São Francisco during the second quarter, an increase of 35% from 16,669 ounces of gold in the quarter ended June 30, 2008. Production levels are expected to fluctuate due to the coarse gold contained in the ore.  The sale of the Sao Francisco mine is expected to close in the first half of 2010.

Production at San Andrés was 17,078 ounces of gold during the second quarter, compared with 12,619 ounces of gold in the quarter ended June 30, 2008. A number of productivity and cost reduction initiatives, including construction of new leach pads and in-pit crusher are ongoing at San Andrés. The sale of the San Andrés mine is expected to close in the third quarter of this year.

Operations began at São Vicente with the first gold pour in early January 2009. Commissioning production in the quarter was 8,464 ounces of gold and 19,604 for the first half of 2009. At the end of the quarter, inventories on the pads and in-circuit were 12,504 ounces of gold. For the quarter, capital expenditures on assets under construction were $0.5 million. The sale of the São Vicente is expected to close in the first half of 2010.

São Vicente is expected to achieve commercial production in the third quarter. Total production from the mine is expected to be approximately 50,000 ounces of gold in 2009.

6.             NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “cash cost per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” and “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Co-product Cash Costs Per Gold Equivalent Ounce (“GEO”)

The Company has included cash costs per GEO information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product basis. Cash costs on a co-product and by-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio.

The following table provides a reconciliation of cost of sales per the financial statements and co-product cash costs per GEO:

	Three months ended
	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Cost of sales (i)	$120,939	$109,921	$502	$451

Adjustments:
Copper related cash costs (excluding related TCRC’s) (ii)	(27,421)	(30,191)	(114)	(124)
Chapada gold concentrate treatment and refining costs	1,339	1,489	6	6
Inventory movements and adjustments	4,238	2,416	18	10
Commercial selling costs	(5,841)	(5,492)	(24)	(21)

Total co-product cash costs (iii)	$93,254	$78,143	$387	$322

	Six months ended
	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Cost of sales (i)	$240,524	$219,885	$517	$476

Adjustments:
Copper related cash costs excluding related TCRC’s) (ii)	(52,751)	(55,746)	(113)	(121)
Chapada gold concentrate treatment and refining costs	3,149	3,149	7	7
Inventory movements and adjustments	(195)	2,381	—	5
Other costs	(11,434)	(8,781)	(26)	(19)

Total co-product cash costs (iii)	$179,294	$160,888	$385	$348

(i)                    Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                At Chapada, 70% of the cost of sales is assumed to be copper-related; TCRC’s are defined as treatment and refining charges

(iii)            Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

Adjusted Earnings or Loss and Adjusted Earnings or Loss per share

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements.  The Company believes that in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter corporate debt, (f) write down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.  A reconciliation of Adjusted Earnings to net earnings is provided in Section 4 “Overview of Financial Results”.

Cash Flow From Operations Before Changes in Non-Cash Working Capital

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

7.             LIQUIDITY AND CAPITAL RESOURCES

Factors that could impact on the Company’s liquidity are monitored regularly as part of the Company’s overall Capital Management strategy. Factors that are monitored include but are not limited to the market price of gold and copper, production levels, operating cash costs, capital costs and exploration expenditures.

(in thousands of United States Dollars)	As at June 30, 2009	As at December 31, 2008
Cash	$94,375	$170,137
Restricted cash	$13,996	$13,868
Working capital	$86,804	$161,311

(in thousands of United States Dollars)	June 30, 2009	June 30, 2008
Cash flows (for the three months ended)
Cash flow from operating activities after changes in working capital items	$121,662	$135,626
Cash flow from operating activities before changes in working capital items	$117,936	$180,698
Cash flow (to)/from financing activities	$2,559	$47,662
Cash flow to investing activities	$(132,211)	$(154,931)

(in thousands of United States Dollars)	June 30, 2009	June 30, 2008
Cash flows (for the six months ended)
Cash flow from operating activities after changes in working capital items	$188,052	$143,667
Cash flow from operating activities before changes in working capital items	$195,975	$288,871
Cash flow (to)/from financing activities	$(26,167)	$91,722
Cash flow to investing activities	$(243,805)	$(278,595)

Cash and cash equivalents as at June 30, 2009 were $94.4 million compared to $267.3 million as at June 30, 2008 and $170.1 million as at December 31, 2008. Cash on hand at the end of the quarter decreased from that of the end of 2008 mainly due to repayment of term debt and higher outflows of cash in expenditures related to mine construction and expansion. Cash generated from operating activities will continue to be the main source of funds to meet committed cash flow obligations. Approximately an additional $36.0 million will be brought into treasury upon closing the sale of the San Andrés mine in the third quarter.

Working capital, defined as current assets net of total current liabilities, was $86.8 million as at June 30, 2009, compared to $267.3 million as at June 30, 2008 and $161.3 million as at December 31, 2008. The decline in working capital was mainly due to a lower cash balance.

Gold sales are made at spot prices and receivables are settled within less than a month.

OPERATING CASH FLOW

Cash flow generated from operations before changes in non-cash working capital items was $117.9 million and $196.0 million for the three-month and six-month periods ended in June 30, 2009,

respectively, compared to $180.7 million and $288.9 million for the same periods ended June 30, 2008. Changes in non-cash working capital items for the quarter were a cash inflow of $3.7 million and an outflow of $7.9 for the three months and six months ended June 30, 2009 respectively, compared with outflow of $45.1 million and $145.2 million in the comparative periods of 2008.

Cash inflow from operations after taking into effect changes in working capital items for the quarter was $121.7 million and $188.1 for the first half of 2009. The 2008 comparatives are an inflow of $135.6 million and $143.7 million for the quarter and six-month periods ended June 30, 2008.

FINANCING ACTIVITIES

Cash inflows from financing activities for the quarter ended June 30, 2009 were $2.6 million compared to inflows of $47.7 million in the comparative quarter of 2008. Even after taking into consideration the inflows of $31.0 million in proceeds of notes payable and long-term liabilities, the absence of the proceeds from the exercise of options and warrants of $76.6 million that occurred in the second quarter of 2008 accounted for the decline in cash flows in the quarter-to-quarter comparison. The key cash outflows in the current quarter included the following:

•      dividends paid of $7.4 million; and

•      debt repayments of $21.1 million.

Cash inflows from financing activities for the six-month period ended June 30, 2009 were $26.2 million and were similarly impacted by the absence of proceeds from the exercise of options and warrants of $128.4 in the comparative period of 2008.

As at June 30, 2009, the Company has met all of the externally imposed capital requirements relating to the credit facilities.

INVESTING ACTIVITIES

Cash outflow to investing activities was $132.2 million (June 30, 2008 - $154.9 million) for the quarter of which approximately $23.9 million was invested in property, plant and equipment, $80.7 million in mineral properties and $22.8 million in construction.

For the first six months of 2009, cash outflow to investing activities was $243.8 million (June 30, 2008 - $278.6 million) of which approximately $52.9 million was invested in property, plant and equipment, $128.9 million in mineral properties and $50.4 million in construction.

The following is a summary of capital expenditures by mine:

	For the three months ended		For the six months ended
(in thousands of United States Dollars)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Gualcamayo (ii)	$27,037	$51,150	$65,319	$90,699
Jacobina	13,444	19,412	26,463	43,746
El Peñón	20,242	17,264	36,584	29,256
São Vicente (ii)	534	21,578	(895)	29,622
Minera Florida	11,356	11,968	19,033	19,596
Chapada	3,209	8,442	8,157	13,119
Mercedes	32,325	6,205	46,640	11,314
San Andrés	5,996	6,663	12,059	10,126
Pilar	1,778	1,915	4,846	5,130
Agua Rica	676	3,182	1,948	4,710
Other	10,776	10,930	12,013	18,123
Total capital expenditures (i)	$127,373	$158,709	$232,167	$275,441

(i)          Includes construction, fixed assets, exploration, feasibility and capitalized interest costs as applicable.

(ii)      These mines under commissioning include capitalized interest costs, commissioning production inventory and net commissioning production earnings.

8.             CAPITALIZATION

Shareholders’ equity as at June 30, 2009 was $6.6 billion compared to $6.5 billion as at December 31, 2008.

The following table sets out the common shares, warrants and options outstanding as at June 30, 2009:

(in thousands of United States Dollars)	Actual outstanding as at June 30, 2009	Weighted average second quarter	Weighted average year-to-date (i)

Common shares	733,208	732,955	732,917
Warrants	14,530	17	19
Options	6,086	803	796

Total	753,824	733,775	733,732

(i)                                  The weighted average number of shares excludes anti-dilutive options and warrants.

Included in the total number of warrants outstanding is approximately 9.2 million warrants, which are publicly traded with an average weighted exercise price of Cdn$11.05.

SHARE CAPITAL

As at June 30, 2009, the Company had 733.2 million (December 31, 2008 — 732.8 million) common shares outstanding. The basic weighted average number of common shares outstanding was 732.9 million shares for the quarter ended June 30, 2009.

The Company issued a total of 0.4 million common shares during the quarter mainly in respect to the vesting of Restricted Share Units.

WARRANTS

As at June 30, 2009, the Company had a total of 14.5 million (December 31, 2008 — 14.5 million) share purchase warrants outstanding. Expiry dates on share purchase warrants range from February 2010 to May 2011, and exercise prices range from Cdn$10.42 to Cdn$19.08. All outstanding warrants are exercisable at an average weighted exercise price of Cdn$13.73 per share (December 31, 2008 — Cdn$13.73 per share). The weighted average remaining life of warrants outstanding is 1.05 years (December 31, 2008 — 1.54 years).

STOCK-BASED INCENTIVE PLANS

A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted stock-based incentive plans designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares.

The following table summarizes the stock-based compensation and other stock-based payments for the second quarter of 2009:

	Three months ended
	Stock Option Plan		Deferred Share Units (“DSU”)	Restricted Share Units (“RSU”)
	Number of Stock Options (000’s)	Weighted average Exercise Price (Cdn$)	Number of DSU (000’s)	Number of RSU (000’s)

Outstanding, beginning of period	5,065	$9.21	273	1,128
Granted	1,516	9.91	269	670
Exercised	(378)	9.63	—	—
Vested and converted to common shares	—	—	—	(266)
Cancelled	—	—	—	(155)
Expired and forfeited	(117)	10.42	—	—
Outstanding, end of period	6,086	$9.33	542	1,377
Exercisable, end of period	5,075	$9.21	542	1,377

9.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $23.0 million and $39.0 million for the three-month and six-month periods ended June 30, 2009 respectively and were comparable to the $23.3 million and $39.6 million for the three and six month periods in 2008.

10.          FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred predominantly in Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD), United States Dollars and Honduras Lempiras. Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

During the second quarter of 2009, the Company recognized a foreign exchange loss of $28.5 million. This compares to a foreign exchange loss of $40.5 million for the comparative quarter ended June 30, 2008.  This loss is principally due to the exchange rate impact on the future income tax liabilities recorded for foreign subsidiaries as part of the purchase price allocation on acquisition.

For the six-month period ended June 30, 2009, the Company recognized foreign exchange gain of $50.3 million. This compares to a foreign exchange loss of $42.4 million for the comparative quarter ended June 30, 2008.  A strong United States Dollar for first six months of 2009 versus the currencies of the countries in which the Company operates contributed to the overall gains.

The Company entered into certain hedge contracts where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 14, Derivatives.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	Three months ended
	June 30, 2009	June 30, 2008	Variance	December 31, 2008	Variance
Average Exchange Rate
USD - CAD	1.1686	1.0104	15.7%	1.2101	-3.4%
USD - BRL	2.0897	1.6592	25.9%	2.2908	-8.8%
USD - ARG	3.7348	3.1323	19.2%	3.3363	11.9%
USD - CLP	578.0429	470.0023	23.0%	644.4283	-10.3%

	Six months ended
	June 30, 2009	June 30, 2008	Variance	December 31, 2008	Variance
Average Exchange Rate
USD - CAD	1.2056	1.0075	19.7%	1.0667	13.0%
USD - BRL	2.2078	1.7017	29.7%	1.8402	20.0%
USD - ARG	3.6421	3.1478	15.7%	3.1709	14.9%
USD - CLP	598.2005	467.0989	28.1%	523.9220	14.2%

	June 30, 2009	June 30, 2008	Variance	December 31, 2008	Variance
Closing Exchange Rate
USD - CAD	1.1560	1.0111	14.3%	1.2228	-5.5%
USD - BRL	1.9516	1.6090	21.3%	2.3560	-17.2%
USD - ARG	3.7956	3.0243	25.5%	3.4571	9.8%
USD - CLP	539.9800	513.2000	5.2%	647.9950	-16.7%

11.          INVESTMENT INCOME (LOSS) AND INTEREST EXPENSE

Investment and other business income were $3.8 million and $10.8 million for the three-month and six-month periods ended June 30, 2009 compared to $2.9 million and $6.2 million for the three-month and six-month periods ended June 30, 2008, respectively.

Interest and financing expenses were $4.7 million and $8.9 million for the three-month and six-month periods ended June 30, 2009 compared to $14.4 million and $27.8 million for the three-month and six-month periods ended June 30, 2008, respectively. Lower interest and financing expenses were mainly due to lower borrowings and other financial fees relative to the comparative quarter. Total capitalized interest costs were $7.4 million and $13.8 million for the three-month and six-month periods ended June 30, 2009.  Of this total, $4.9 million was capitalized during the quarter in respect to Gualcamayo.  Since Gualcamayo completed commissioning on June 30, 2009, this interest will be expensed in the third quarter.  $1.3 million was capitalized in respect to Sao Vicente which expects to complete commissioning in the third quarter.

12.          INVESTMENTS

LONG-TERM INVESTMENTS

Long-term investments include $6.5 million of Master Asset Vehicle II (“MAV II”) notes with a par value of $12.2 million and $3.0 million of Auction Rate Securities (“ARS”) with a par value of $30.1 million.

The increase in MAV II notes are from foreign exchange gains as these are denominated in Canadian Dollars.

The investments are recorded at their estimated fair value based on the most recently available information.

13.          INCOME TAXES

The Company recorded an income tax expense of $10.0 million for the quarter ($38.8 million for the second quarter of 2008).  The tax provision reflects a current tax expense of $22.6 million ($51.6 million for the second quarter of 2008) and a future tax recovery of $12.7 million (recovery of $12.8 million for the second quarter of 2008). The income tax expense for the second quarter is 62.9% (54.2% for the second quarter of 2008); however, income tax recovery on operations is 10.3% (21.0% expense for the second quarter of 2008). The discrepancy in the tax rate is the result of items such as the mark-to-market on derivatives and foreign exchange.

The tax rate is summarized as follows:

(For the three months ended June 30, 2009)	Pre-Tax	Current Tax Expense	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	Combined Effective Tax Rate
Income from operations	$96,360	$17,891	$(27,849)	$(9,958)	-10.3%
Other income (loss)	(80,535)	4,737	15,171	19,908	-24.7%
	$15,825	$22,628	$(12,678)	$9,950	62.9%

(For the six months ended June 30, 2009)	Pre-Tax	Current Tax Expense	Future Tax Expense (Recovery)	Total Tax Expense	Combined Effective Tax Rate
Income from operations	$171,299	$27,548	$(20,314)	$7,235	4.2%
Other income (loss)	(44,742)	2,022	32,492	34,514	-77.1%
	$126,557	$29,570	$12,178	$41,749	33.0%

Included in the future tax expense on income from operations is the release in valuation allowance of approximately $27.5 million in Brazil related to the Jacobina mine. The release of the valuation allowance is due to the expansion and the ability to utilize loss carryforwards during the next two years.

The tax provision for the quarter reflects accrued foreign exchange gains in Brazil on US$ denominated inter-corporate debt which represents approximately 200.1% of the effective tax rate for the quarter (27.8% for the second quarter of 2009).  This is due to the decline in the US dollar against the Brazilian Real from a rate of 2.3152 at March 31, 2009 to 1.9516 at June 30, 2009.  The debt is eliminated on consolidation.

The income tax expense reported from period to period will vary depending on the foreign currency exchange rate in effect in the period. However, the income tax on inter-company debt is payable only if and when the debt is repaid and therefore, if the debt is not repaid, the income tax payable will not have to be paid. Likewise, the actual amount of taxes payable will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

A reconciliation of Company’s statutory rate to the actual provision is provided in Note 13 to the consolidated financial statements.

The majority of the future tax liabilities arise on the allocation of the purchase price of acquisitions to the underlying assets as the tax basis of these assets did not increase.  Future tax liabilities relating to the operating mines will reverse as the assets are depreciated or depleted.  The future tax liabilities relating to exploration potential will not reverse until the property becomes a mine, is written off, or is sold.

The largest components of the future tax liabilities relate to:

(in thousands of United States Dollars)
Gualcamayo	$218,000
Agua Rica	$330,000
El Peñón	$272,000
Exploration Potential	$623,000

14.          DERIVATIVES

The Company recorded realized gains on the settlement of derivatives of $8.3 million in the second quarter of 2009 compared with $25.8 million of realized loss in the comparative quarter. Realized gains on the settlement of derivatives for the first six months of 2009 were $31.7 million compared with $42.7 million of realized loss in the first six months of 2008.

Additionally, the Company recorded unrealized losses on derivative contracts of $34.1 million and $81.8 million for the three-month and six-month periods ended June 30, 2009, respectively. This compares to an unrealized gain of $0.9 million and $102.5 million for the comparative periods ended June 30, 2008.

COMMODITY HEDGING

The Company enters into commodity forward contracts to mitigate commodity price risk and enable business planning with greater certainty. From time to time, the Company may enter into long call options to ensure its participation in commodity price increases.

The Company has a copper hedging program that was designed to mitigate risks to earnings and cash flows from Chapada. Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenues.

The copper derivatives provide an effective economic hedge against downward movements in the copper price allowing the Company to manage metal price risk and enable business planning with greater certainty. As Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting is not permitted. In accordance with derivative accounting rules changes, the fair value of the financial instruments are reflected in current earnings from period to period. This accounting results in fluctuations in net earnings from period to period until such time as the contracts are closed. The unrealized mark-to-market gain (loss) represents the value on notional cancellation of these contracts based on market values as at June 30, 2009 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses.

The following summarizes the details of the copper hedging program outstanding as at June 30, 2009:

Year of Settlement	Contract Type	Pounds Outstanding (in millions)	Weighted Average Contract Price ($/lb)	Weighted Average Forward Price as at June 30, 2009 ($/lb)	Fair Value of Copper Derivatives Asset (in thousands)

2009	Forward sales	48.6	$2.4661	$2.2548	$10,272
2010	Forward sales	1.4	$3.0060	$2.2580	$1,012

		50.0			$11,285

The Company recorded a mark-to-market loss of $32.2 million and $78.8 million for the three-month and six-month periods ended June 30, 2009.  The Company has a total of 50.0 million pounds under open forward contracts as at June 30, 2009.

CURRENCY HEDGING

As at June 30, 2009, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the United States Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 346.7 million Reais at an average exchange rate of 2.2413 Real to the United States Dollar.

The notional amounts of these forward contracts have been designated against forecast Real denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2009 through to April 2011. A total of 155.3 million Reais are hedged for 2009 and approximately 191.4 million for 2010 through April 2011.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of $1.0 million for the six-month period ended June 30, 2009 debited to other comprehensive income and the ineffective portion of $3.1 million debited to earnings.

The following table summarizes the details of the currency hedging program as at June 30, 2009:

(Notional amounts in thousands; exchange rates in Brazilian Reais to One United States Dollars)

	Jacobina		São Francisco		São Vicente
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate

2009	32,850	2.3264	29,909	2.1359	12,788	2.3980
2010	53,266	2.4395	60,000	1.9915	22,808	2.3980
2011	—	—	20,000	1.9650	—	—
	86,116	2.3951	109,909	2.0237	35,595	2.3980

	Fazenda Brasileiro		Chapada		Total
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at June 30, 2009

2009	20,520	2.3900	7,492	2.3980	103,559	2.2928	1.9516
2010	34,200	2.3900	1,099	2.3980	171,373	2.2477	1.9516
2011	—	—	—	—	20,000	1.9650	1.9516
	54,720	2.3900	8,592	2.3980	294,932	2.2489	1.9516

INTEREST RATE HEDGING

The Company has interest rate swap agreements with a notional amount of $444.8 million as at June 30, 2009, to convert a floating rate credit facility to a fixed rate over a 5 year period. These contracts fix the rate of interest on this portion of the Company’s long-term debt at a weighted average of 4.24% plus a margin of 1.5% to 3% per annum, depending on the Company’s debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. The current margin is 2%. Of the amount hedged, the Company has settled $21.1 million of the notional amount in the second quarter.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $9.9 million loss for the period ended June 30, 2009 recorded in other comprehensive income.

15.          CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in the Management Discussion and Analysis, the Company is contractually committed to the following as at June 30, 2009:

(in ‘000s)	2009	2010	2011	2012	2013	Thereafter	Total

Mine operating/construction and service contracts and other	$133,460	$113,398	$64,892	$19,233	$2,408	$4,083	$337,474
Long-term debt principal repayments (i)	42,105	115,211	84,211	313,156	—	—	554,683

	$175,565	$228,609	$149,103	$332,389	$2,408	$4,083	$892,157

(i) Excludes interest expense

16.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

There has been no material change to contingencies since the end of 2008. Readers are encouraged to read the contingencies more particularly described in the Company’s Annual Information Form, Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2008.

17.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements.

18.          GOLD AND COPPER MARKETS

For the quarter ended June 30, 2009, spot gold prices averaged $922 per ounce. This represents an increase of approximately 3% from the same quarter in the comparative year of 2008 and an increase of 2% from the quarter ended March 31, 2009.

The Company’s revenue and profitability are highly dependent on spot gold prices as its principal product is sold at spot prices in world markets. Gold prices continue to be supported by positive market fundamentals. Decreasing mine supply, steady investment demand, and strong physical demand for small bars and coins have compensated for the collapse of jewelry demand due to the high gold price. As well, gold’s appeal as a hedge against inflation and the United States dollar has continued to underpin historically high prices. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term in the midst of a high degree of market volatility.

For the quarter ended June 30, 2009, spot copper prices averaged $2.13 per pound. This represents a decrease of 45% compared with the same quarter of 2008 and an increase of 36% from the quarter ended March 31, 2009. The drop in prices from the year-prior period was caused by the rapid downturn in global economic activities brought about by the world-wide financial crisis. The world’s major copper consuming nations, most notably the United States, is experiencing a sharp contraction of growth in GDP. Copper prices in the second quarter of 2009 have increased from a low of $1.27 per pound in December 2008 and an average of $1.57 in the first quarter of 2009 as Chinese buyers have built inventories and strategic stockpiles. The Company expects that copper prices will remain well above long term averages as the global supply demand balance in copper is expected to remain relatively tight by historical standards and compared with other base metals.

19.          EXPLORATION AND DEVELOPMENT

The Company continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America.

The following is a summary of the exploration and development expenditures:

	Three months ended		Six months ended
(in millions of United States Dollars)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Exploration capitalized	$9.2	$21.9	$15.2	$39.0
Exploration expensed	2.1	3.1	7.5	7.7

Total Exploration	$11.3	$25.0	$22.7	$46.7

Consistent with the previously disclosed strategy of the Company, Yamana has increased its 2009 exploration budget from $56 million to $66 million based on exploration successes to date.  The exploration program will continue to focus on high margin, high quality ounces at or near its mines.

The objective of Yamana’s exploration program is to advance new 2009 discoveries to indicated resources for El Peñón, Minera Florida and Mercedes, to advance the Pilar and Caiamar projects to the feasibility stage and more generally to add high margin, high quality ounces.

The Company will evaluate any additional increases in its exploration budget depending on further successes.

The following summary highlights key updates from the exploration program at the Company since the 2008 annual report.

C1 SANTA LUZ

On July 22, 2009, the Company announced a final construction decision on C1 Santa Luz based on an economic update to a preciously completed feasibility study showing improved economics and a longer mine life.

The C1 Santa Luz project is located in the state of Bahia, Brazil, approximately 60 kilometres north of the Company’s Fazenda Brasileiro mine and 160 kilometres east of its Jacobina mine. C1 Santa Luz is planned as a conventional open pit mine with throughput of 6,800 tonnes per day.  Processing will be done through a conventional CIL flotation circuit.  Average annual gold production is estimated at approximately 104,000 ounces life of mine with the first two years of production expected to exceed 130,000 ounces which would accelerate pay-back.

The Company anticipates that the permitting process will take approximately nine months. During that period, Yamana intends to further advance detailed engineering and order longer lead time items. Production at C1 Santa Luz is targeted to begin in mid-2012.

MERCEDES, MEXICO

The Company has also made a decision for the development and construction of the Mercedes gold-silver project. This decision is based on positive project economics from a study earlier this year, the results of which were announced in February 2009, and recent drilling results which add further certainty to the extension of the initial mine life. In addition, since earlier this year, Mercedes has been further advanced with the construction of a development ramp. The ramp has accelerated development of the Mercedes vein and confirmed continuity in the grade over approximately 600 metres of length, plus approximately 300 metres in two cross-cuts and vein levels. Earlier this year, the Company also acquired a mill which when refurbished would be suitable for the project. The permitting process is also in progress.

The Mercedes project is located in northern Sonora, Mexico approximately 200 kilometres south of Tucson, Arizona. The deposit at Mercedes consists of a complex gold-silver hydrothermal low-sulphidation vein/stockwork system.

The average annual gold production is estimated at approximately 120,000 GEO ounces.

The Company expects to receive permitting in mid-2010 with production targeted to begin in late-2012.

PILAR AND CAIAMAR, BRAZIL

Pilar is located east of the Crixas Greenstone Belt which hosts the Serra Grande gold mine in Brazil with approximately 65,000 hectares of mineral claims and permits.

Pilar is advancing rapidly into a defined mineral resource for feasibility. Pilar’s deposits include Tres Buracos, Ogo and Jordino which are anticipated to be developed as one mine (Tres Buracos as an open pit and Ogo and Jordino as underground mines). Updated estimates of inferred mineral resource total 12.6 million tonnes with a grade of 3.61g/t gold, containing approximately 1,464,000 ounces of gold, with more than 48,000 metres of drilling completed to date. The grade and contained ounces increased by 48% and 51%, respectively from the previous estimate which was conducted in 2007.

The Company is targeting 20,000 metres of drilling with a budget of approximately $4.1 million in 2009. The Company’s view is that an initial mineable mineral resource level of one million ounces would support a development decision and expects the feasibility study in the first quarter of 2010.

The Company recently acquired an extensive exploration concession and project called Caiamar located approximately 38 kilometres from the Company’s Pilar project and just east of the Crixas Greenstone Belt.  Both Pilar and Caiamar are within seventy kilometers of the Chapada mine and thereby benefit from the exceptional infrastructure at the mine.

Caiamar is located in the northern portion of a regional Shear Zone in the Guarinos Greenstone Belt and mineralization consists of arserno-pyrite rich quartz breccias hosted in metagraywacke layers. A total of 16,000 metres of drilling and 2,000 metres of underground development in 2 metre x 2 metre sections and three levels (55 metres, 110 metres and 150 metres) were conducted by previous companies. Mineralization is opened down plunge and along strike.

A total of $3.4 million has been budgeted for regional exploration and 25,000 metres of drilling at Caiamar and drilling has commenced.  The objective of the drill program for the first year will be to assess the potential of the deposit and evaluate the regional potential inside the Caiamar concessions, in addition to define the ore bodies’ geometry and grade. As part of the drill program, the Company is re-logging and re-sampling the previous holes and expects to start an underground panel sampling and initial extension drilling program of 3,700 metres.

The Pilar and Caiamar projects share similar geology and prospectivity and the Company believes that the combination of these two areas will meaningfully increase the potential for increased resources and rapid advancement of project development.

QUEBRADA DEL DIABLO (“QDD”) LOWER WEST, ARGENTINA

In January 2009, the Company received the results of its studies relating to the mining of QDD Lower West underground deposit, which is located below QDD at Gualcamayo towards the west.

The QDD Lower West mineral resource estimate, based on a cut off grade of 1.0 g/t Au using sample data received as of September 30, 2008, includes measured and indicated resources of 8.26 million tonnes grading 2.90 g/t Au containing 769,000 ounces of gold, and inferred resources of 1.6 million tonnes grading 2.66 g/t Au containing 136,000 ounces of gold. The financial analysis for the studies used a gold price of $725 per ounce.

The Company has decided to advance the project using the front caving mining method. At the current gold price of $900 per ounce, the after-tax IRR for the QDD Lower West project using the front caving approach increases to over 50% and the project would have an after-tax net present value (at 5% discount rate) of approximately $100 million. The front caving mining method increases total minable ounces, reduces costs, provides significantly improved returns, allows for the expansion of resources and better addresses geotechnical constraints and provides for a longer mine life and a higher return and value.

Further, the Company will continue drilling with the goal of proving up the QDD Lower West western extension which has the potential to significantly expand reserves. With additional drilling and assuming an extension of QDD Lower West, the Company believes that it may accelerate the production schedule under the front caving alternative by beginning mining in the western extremity, thereby advancing production, further increasing the value of QDD Lower West and its return on investment. An updated feasibility study is expected in the fourth quarter of 2009.

ERNESTO/PAU-A-PIQUE, BRAZIL

The Ernesto/Pau-a-Pique project is located in southwest Mato Grosso state, near Pontes e Lacerda in Brazil.  The Pau-a-Pique deposit is approximately 56 kilometres by road south of the Ernesto deposit. The significant existing infrastructure including paved roadways supports the development of Ernesto/Pau-a-Pique as two mines with a common plant.

The project has been evaluated based on more than 50,000 metres of drilling to date, and the region hosts various targets of considerable potential for increasing resources at the project. The Company plans to continue with additional exploration in 2009, focusing on infill drilling at Ernesto in particular.

The Ernesto and Pau-a-Pique combined resource estimate from December 2008, based on a cutoff grade of 1.0 g/t Au for the open pit and 1.5 g/t Au for the underground, includes measured and indicated resources of 3.95 million tonnes grading 4.67 g/t Au containing 593,000 ounces of gold and inferred resources of 3.14 million tonnes grading 3.02 g/t Au containing 305,000 ounces of gold.

The financial analysis for the study, using a gold price of $825 per ounce suggests an after tax NPV at a 5% discount rate of $138 million, with an after tax IRR of 38%. Total capital costs are expected to be approximately$86 million through 2010 and 2011. Annual production is expected to be approximately 100,000 ounces of gold with an average cash cost of approximately $356 per ounce.

The infill drilling program in 2009 is planned to support a feasibility study and construction decision by the end of the year. The Company believes that Ernesto/Pau-a-Pique has significant merit. Given the robust return, high grade, comparatively low capital costs and significant infrastructure supporting the project.

20.          RISKS AND UNCERTAINTIES

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, copper, silver and zinc) and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in Note 17 “Financial Instruments” to the consolidated financial statement for the first quarter of 2009, the Company’s Annual Information Form, Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2008, which have been filed with the securities regulatory authority in all provinces of Canada and with the United States Securities and Exchange Commission. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

21.          CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

There has been no change to the Company’s critical accounting policies and estimates since the end of 2008. Readers are encouraged to read the critical accounting policies and estimates more particularly described in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2008.

22.          INTERNATIONAL FINANCIAL REPORTING STANDARD (IFRS) CHANGEOVER PLAN

The Company continues to monitor the deliberations and progress on plans to converge to International Financial Reporting Standards (“IFRS”) by accounting standard setting bodies and securities regulators in Canada, Brazil, Chile, Argentina, the United States and other countries, where the Company’s mining operations are located.

In preparation for the changeover from the current Canadian GAAP to IFRS, the Company completed a diagnostic assessment in 2008 and has entered the design and implementation phase.

Differences between Canadian GAAP and IFRS will impact the Company’s accounting activities at varying degrees some of which are dependent on policy-choice decisions. The Company’s main objective in the selection of IFRS policies and transition elections is to become IFRS compliant while ensuring it provides meaningful and transparent information to stakeholders.

Demand for significant effort is expected to be in the following areas:

•                  IFRS 1 - First-time adoption of IFRS

•                  IAS 12 - Income taxes

•                  IAS 16 - Property, plant and equipment

•                  IAS 21 - Effects of changes in foreign exchange rates

•                  IAS 36 - Impairment of assets

•                  IAS 37 - Provisions, Contingent Liabilities and Contingent Assets

During the first half of 2009, the Company completed a detailed work plan for the design and implementation phases of the project. The project is progressing according to plan and is on budget. Monitoring of performance versus the detailed work plan is ongoing and there has been no change to the plan.

Some of the key activities that have commenced and will continue into the second half of 2009 include the review and approval of accounting topic papers, analysis of considerations of IFRS 1 elections and other policy choices, training and communication programs, internal control risk assessment process and consultation with the operating units. In addition, IFRS project team will continue to liaise with IT system teams to ensure congruence with other IT project developments.

Continuous monitoring of current IFRS developments is also an imperative consideration in the design and implementation phase.

23.          CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Code of Business Conduct and Ethics, our Timely Disclosure and Confidentiality Policy, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes.  The Company’s internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

During the quarter ended June 30, 2009, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2009 and June 30, 2008 and results of operations for the period ended June 30, 2009, and June 30, 2008.

This Management’s Discussion and Analysis has been prepared as of August 4, 2009. The unaudited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto as at and for the period ended June 30, 2009 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2008 and the most recent Annual Information Form for the year ended December 31, 2008 on file with the Securities Commissions of all of the provinces in Canada and the 2008 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to mine dispositions, changes in project parameters as plans continue to be refined, changes in project development, construction, and production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2008 and other continuous disclosure documents filed by the Company since January 1, 2009 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.